THE POINTER GROUP LLC
3310 John Lynde Road
Des Moines, IA 50312
515.491.6561
t.swartwood@mchsi.com

May 31, 2006

Via Facsimile 202-772-9205 (7 pages)

Mr. Joseph M. Kempf
Senior Staff Accountant
Division of Corporation Finance
Mail Stop 3720
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Digital Imaging Resources, Inc.
Form 10-KSB for Fiscal Year Ended September 30, 2005
Filed January 27, 2006

Form 10-QSB for Fiscal Quarter Ended December 31, 2005
File No. 0-10176

Dear Mr. Kempf:

On behalf of Digital Imaging Resources, Inc. (the “Company”), enclosed are revised responses to the Staff’s comment letter dated May 22, 2006 relating to the above-captioned reports. For purposes of this response we have submitted a copy of the Company’s financial statements marked to show changes from the original filing and cross-referenced to the Staff’s comments.

Form 10-KSB
Financial Statements
Consolidated Statements of Operations, S-4

1.    Your April 23, 2006 response to comment 3 states that you have reversed the accrual of unpaid interest on those convertible notes and credited operating results. Tell us of your consideration of the guidance of EITF 85-17 for this transaction. It appears to us that accrued and unpaid interest should have been accounted for the same way as principal amount of the debt converted and any unamortized issue discount or premium; and credited to capital and not operating results. Please revise your financial statements accordingly or explain to us how your accounting is in compliance with GAAP.

The Company has revised its financial statements as requested.

2.   Regarding your response to comment 8, in accordance with 16 paragraph of SFAS 115, please charge the outstanding balance of “other comprehensive loss” against results of operations for your fiscal year ending September 30, 2004..

The Company has revised its financial statements for September 30, 2004.

In reviewing the SEC’s comments the Company has made other revisions it believes necessary in order to accurately present its financial condition. Changes are marked in gray.

Upon completion of your review, the Company intends to include restated financial statements in amendments to its Annual Report on Form 10-KSB for the year ended September 30, 2005 and Quarterly Reports on Form 10-QSB for the periods ended December 31, 2005 and March 31, 2006 and to make conforming changes to the text of those reports.

If you have any questions, please contact me at (515) 491-6561. Thank you for your consideration and assistance.

Very truly yours,
/s/ Thomas M. Swartwood
Thomas M. Swartwood

encls.

cc:   Theodore M. Swartwood, Pres.

www.thepointergroupllc.com
2

DIGITAL IMAGING RESOURCES, INC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (RESTATED)
SEPTEMBER 30, 2005

Assets

Current assets:
Cash	$1,403
Accounts receivable	11,626
Inventory	22,938
Total current assets	35,967

Furniture, fixtures & equipment , net	13,909

Other Assets:
Security deposit	75
Total other assets	75

Total assets	49,951

Liabilities and stockholders deficit

Current liabilities:
Accounts payable	$202,541
Debt, current maturities	60,725
Total currrent liabilities	263,266

Long-term liabilities:
Debt, net of current maturities	231,558
Total long-term liabilities	231,558
Commitments and contingencies

Stockholders' deficit:
Common stock
Authorized - 25,000,000 shares;
issued and outstanding - 9,155,441	9,155
Additional paid-in capital	9,088,978
Accumulated deficit	(8,142,093)
Less: 67,532 shares held in treasury	(1,400,913)
Total stockholders' deficit	(444,873)

Total liabilities and stockholders deficit	49,951

DIGITAL IMAGING RESOURCES, INC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS (RESTATED)
SEPTEMBER 30, 2005

	2005	2004
Revenues
System sales	$47,500	$0
Fee revenue	11,327	0
Total revenue	58,827	0

Cost of goods sold	16,528	0

Gross profit	42,299	0

Expenses:
Other operations	188,437	323,199
General and administrative	558,268	313,535
Depreciation and amortization	3,000	2,707
Total expenses	749,705	639,441

Loss from operations	(707,406)	(639,441)

Other income (expenses):
Interest income	0	16,094
Interest expense	(47,706)	(54,532)
Interest expense - conv note	(54,095)	(150,589)
Loss on sale of mortgage receivable	(20,433)	0
Loss on sale of RiceX common stock	0	(828)
Other loss on marketable securities	0	(48,215)
Total other income	(122,234)	(238,070)

Loss before provision for income taxes	(829,640)	(877,511)
Provision for income taxes	4,401	(921,214)

Net income (loss)	(834,041)	43,703

Basic net income (loss) per common share	($0.12)	$0.09
Diluted net income (loss) per common share	($0.12)	$0.09

Weighted average number of shares - basic	7,148,881	481,378
Diluted weighted average number of shares	7,187,799	481,378

DIGITAL IMAGING RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS. DEFICIT
FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004
(RESTATED)

			CAPITAL		OTHER
	COMMON	PAR	IN EXCESS	ACCUM	COMP	TREASURY
	STOCK	VALUE	OF PAR	DEFICIT	LOSS	STOCK	TOTAL
Balance
Sept. 30, 2003	481,378	$481	$7,376,382	$(7,351,755)	$(41,368)	$(1,400,913)	$(1,417,173)

Net Income				43,703			43,703
Unrealized loss on securities					(6,841)		(6,841)

Balance Sept. 30, 2004
as previously reported	481,378	481	7,376,382	(7,308,052)	(48,209)	(1,400,913)	(1,380,311)
Adjustments (see Note 2 )					48,209		48,209
Restated as of Oct. 1, 2005	481,378	481	7,376,382	(7,308,052)	0	(1,400,913)	(1,332,102)

Net Loss				(834,041)			(834,041)

Sale of common stock	475,000	475	94,525				95,000

Issuance of Common Stock
as Compensation	1,262,000	1,262	251,138				252,400

Issuance of Common Stock
--convertible notes	4,858,287	4,858	921,166				926,024

Issuance of Common Stock
--forgiveness of debt	981,276	981	216,240				217,221

Issuance of Common Stock
--convertible notes	222,500	223	55,402				55,625

Sale of Common Stock	875,000	875	174,125				175,000
Balance
Sept. 30, 2005	9,155,441	9,155	9,088,978	(8,142,093)	0	(1,400,913)	$(444,873)

DIGITAL IMAGING RESOURCES, INC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS (RESTATED)
SEPTEMBER 30, 2005

	2005	2004
Cash flows from operating activities:	$(834,041)	$43,703
Net income (loss)

Adjustments to reconcile net income (loss)
Depreciation	3,000	2,707
Loss on sale of RiceX	0	828
Loss on sale of mortgage receivable	20,443	0
Issuance of common stock for compensation	252,400	0
Other loss on marketable securities	0	48,215

Changes in assets and liabilities:
Accounts receivable	(11,626)	0
Inventory	(22,938)	(36,620)
Accounts payable and accrued liabilities	75,405	(945,105)
Net cash from (used in) operating activities	(517,357)	(886,272)

Cash flows from investing:
Furniture, fixtures and equipment	0	(2,707)
Proceeds from sale of mortgage receivable	50,000	0
Mortgage receivable--advances	0	(6,287)
Sale of RiceX and other marketable securities	0	6,502
Mortgage receivable -- Lake Isle Corp.	0	141,479
Net cash provided by investing activities	50,000	138,987

Cash flow from financing activities:
Additional borrowings	163,103	743,456
Issuance of common stock	270,000	0
Net cash provided by financing activities	433,103	743,456

Increase (decrease) in cash	(34,254)	(3,829)
Cash and cash equivalents, beginning of year	35,657	39,486

Cash and equivalents, end of year	$1,403	$35,657

DIGITAL IMAGING RESOURCES, INC AND SUBSIDIARIES
SUPPLEMENTARY SCHEDULE
OF NON-CASH OPERATING, INVESTING AND FINANCING ACTIVITIES
(RESTATED)
SEPTEMBER 30, 2005

	2005	2004
Conversion of Debt for Common Stock

Reduction of Debt	217,221	0
Issuance of common stock-par value	(981)	0
Issuance of common stock-additional paid-in cap	(216,240)	0
Subtotal	0	0

Conversion of Debt for Common Stock

Reduction of Debt	981,649	0
Issuance of common stock-par value	(5,081)	0
Issuance of common stock-additional paid-in cap	976,568	0

Issuance of Common Stock for
Administrative & Consulting Fees

Administrative & consulting expense	252,400	0
Issuance of common stock-par value	(1,262)	0
Issuance of common stock-additional paid-in cap	(251,138)	0
Subtotal	0	0

Assignment of Seasons Development Mortgage
Receivable for Partial Settlement of Debt
(Note 11)

Reduction in accrued liabilities	0	144,853
Assignment of Mortgage Receivable	0	(144,853)
Subtotal	0	0

Assignment of Lake Isle Mortgage
Receivable for Partial Settlement of Debt
(Note 10)

Reduction in Debt	0	198356
Assignment of Mortgage Receivable	0	-198356
Subtotal	0	0

Total Non-Cash Operating, Investing
and Financing Activities	$0	$0